Exhibit 4.6
2022 Plan (as amended)
LXP INDUSTRIAL TRUST 2022 EQUITY-BASED AWARD PLAN
Plan Document
1.Introduction.
(a) Purpose. By resolution of the Compensation Committee of its Board of Trustees approved on April 1, 2022 (the “Committee Approval Date”), LXP Industrial Trust (the “Company”) hereby establishes this equity-based incentive compensation plan to be known as the “LXP Industrial Trust 2022 Equity-Based Award Plan” (the “Plan”). The Plan was established for the following purposes: (i) to enhance the Company’s ability to attract highly qualified personnel; (ii) to strengthen its retention capabilities; (iii) to enhance the long-term performance and competitiveness of the Company; and (iv) to ensure that the interests of Plan participants align with those of the Company’s shareholders. This Plan is intended to achieve such purposes and to serve as the sole source for all future equity-based awards to those eligible for Plan participation.
(b) Effective Date. This Plan shall become effective on the date (the “Effective Date”) upon which it has received approval by a vote of a majority of the votes cast at a duly held meeting of the Company’s shareholders (or by such other shareholder vote that the Committee determines to be sufficient for the issuance of Shares and Awards according to the Company’s governing documents and Applicable Law).
(c) Definitions. Terms used herein and in Appendix I that begin with an initial capital letter shall have the meanings set forth in Appendix I or elsewhere in this Plan, unless the context of their use clearly indicates a different meaning.
(d) Effect on Other Plans, Awards, and Arrangements. This Plan is not intended to affect, and shall not affect, any share options, equity-based compensation, or other benefits that the Company or its Affiliates may have provided, or may provide in the future, pursuant to any agreement, plan, or program that is independent of this Plan. For example, changes in this Plan from the Company’s Amended and Restated 2011 Equity-Based Award Plan (the “2011 Plan” do not affect any awards granted under the 2011 Plan.
2.Types of Awards.
The Plan permits, but does not require, the granting of the following types of Awards according to the Sections of the Plan listed below:

Section 5	Share Options
Section 6	Shares Appreciation Rights (“SARs”) Restricted Share, Restricted Share Unit (“RSUs”) and Unrestricted Share
Section 7	Awards
Section 8	Performance Awards
Section 9	Dividends Equivalent Rights
3.Shares Available for Awards.
(a) Generally. Subject to Section 12 below, from the Effective Date, a total of 9,000,000 Shares shall be available for issuance under the Plan (plus any shares subject to outstanding awards under the Amended and Restated Lexington Realty Trust 2011 Equity-Based Award Plan). The Shares deliverable pursuant to Awards shall be authorized but unissued Shares, or Shares that the Company otherwise holds in treasury or in trust.
(b) Replenishment; Counting of Shares. If an Award expires or becomes un-exercisable without having been exercised in full or, with respect to Restricted Shares, Restricted Share Units, or Performance Units, is forfeited to the Company, the unpurchased Shares (or for Awards other than Options or SARs, the forfeited Shares) which were subject thereto will become available for future grant or sale under this Plan, unless this Plan has terminated. With respect to SARs, all of the Shares covered by the Award (that is, Shares actually issued pursuant to a SAR, as well as the Shares that represent payment of the exercise price therefor) will cease to be available under this Plan. Shares that actually have been issued under this Plan under any Award will not revert to this Plan and will not become available for future distribution under this Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Shares are forfeited to the Company, such Shares will become available for future grant under this Plan. Shares: (i) used to pay the exercise price of an Award, (ii) used to satisfy the Withholding Tax obligations related to an Award, or (iii) re-acquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options will be deemed used under this Plan and will not become available for future grant or sale under this Plan. To the extent that an Award under this Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under this Plan. Notwithstanding the foregoing, and subject to adjustment as provided in Section 13, the maximum number of Shares that may be issued upon the exercise of ISOs will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Code Section 422, any Shares that become available for issuance under this Plan pursuant to this Section 3(b).
4.Eligibility.
(a) General Rule. Subject to the express provisions of the Plan, the Committee shall determine from the class of Eligible Persons those Persons to whom Awards may be granted, the number of Shares subject to each Award, the price (if any) to be paid for the Shares or the Award and, in the case of Performance Awards, in addition to matters discussed in Section 8 below, the specific objectives, goals and performance criteria that further define the Performance Award. The Committee may grant ISOs only to Employees of the Company or any of its Affiliates that is a “parent corporation” or “subsidiary corporation” within the meaning of Section 424 of the Code, and may grant all other Awards to any Eligible Person. A Participant who has been granted an Award may be granted an additional Award or Awards in accordance with the terms of this Plan if the Committee shall so determine, if such person is otherwise an Eligible Person.
(b) Documentation of Award. Each Award shall be evidenced by an Award Agreement signed by the Company and by the Participant. The Award Agreement shall set forth the material terms and conditions of the Award established by the Committee, and each Award shall be subject to the terms and conditions set forth in Sections 13, 22 and 23 unless otherwise specifically provided in an Award Agreement.
(c) Minimum Vesting for Awards. Notwithstanding any other provision of this Plan to the contrary, Awards that are subject to vesting shall become vested on a pro rata basis over a period of not less than one year following the Date of Grant; provided, however, that, notwithstanding the foregoing, such Awards that result in the issuance of an aggregate of up to 5% of the maximum number of Shares available at any time pursuant to Section 3(a) may be granted without respect to such minimum vesting provision.
(d) Limitation on Individual Grants. The maximum number of Shares subject to an Award or Awards granted to any one Participant in any one calendar year may not exceed Shares having a Fair Market Value on the Grant Date of $7,850,000 (or $1,177,500 for non-Employee Trustee), subject to adjustment as provided in Section 12.
5.Share Options.
(a) Grants. Subject to the special rules for ISOs set forth in the next paragraph, the Committee may grant Options to Eligible Persons pursuant to Award Agreements (i) that set forth terms and conditions that are not inconsistent with the Plan, that may be immediately exercisable or that may become exercisable in whole or in part based on future events or conditions, (ii) that may include vesting or other requirements for the right to exercise the Options, and (iii) that may differ for any reason from those granted to other Eligible Persons or classes of Eligible Persons, provided in all instances that:
(A) the exercise price for Shares subject to purchase through exercise of an Option shall not be less than 100% of the Fair Market Value of the underlying Shares on the Grant Date; and
(B) no Option shall be exercisable for a term ending more than ten years after the Grant Date for such Option.
(b) Special ISO Provisions. The following provisions shall control any grants of Options that are denominated as ISOs; provided that ISOs may not be awarded unless the Plan receives shareholder approval within twelve (12) months after its Committee Approval Date, and provided further that ISOs may not be granted more than ten (10) years after the Board approves the Plan.

(i) Eligibility. The Committee may grant ISOs only to Employees of the Company or any of its Affiliates that is a “parent corporation” or “subsidiary corporation” within the meaning of Code Section 424.
(ii) Documentation. Each Option that is intended to be an ISO must be designated as an ISO in the Award Agreement, provided that any Option that is designated as an ISO will not be an ISO to the extent that such Option fails to meet the requirements of Code Section 422 or the provisions of this Section 5(b). In the case of an ISO, the Committee shall determine on the Grant Date the acceptable methods of paying the exercise price for Shares and shall include such methods in the applicable Award Agreement.
(iii) $100,000 Limit. To the extent that the aggregate Fair Market Value of Shares with respect to which ISOs first become exercisable by a Participant in any calendar year (including those granted under this Plan and any other plan of the Company or any of its Affiliates) exceeds U.S. $100,000, such excess Options shall be treated as Non-ISOs. For purposes of determining whether the U.S. $100,000 limit is exceeded, the Fair Market Value of the Shares subject to an ISO shall be determined as of the Grant Date. In reducing the number of Options treated as ISOs to meet the U.S. $100,000 limit, the most recently granted Options shall be reduced first. In the event that Code Section 422 is amended to alter the limitation set forth therein, the limitation of this paragraph shall be automatically adjusted accordingly.
(iv) Grants to 10% Holders. In the case of an ISO granted to an Employee who is a Ten Percent Holder on the Grant Date, the ISO’s term shall not exceed five (5) years from the Grant Date, and the exercise price shall be at least 110% of the Fair Market Value of the underlying Shares as of the Grant Date. In the event that Code Section 422 is amended to alter the limitations set forth therein, the limitation of this paragraph shall be automatically adjusted accordingly.
(v) Substitution of Options. In the event that the Company or its Affiliate acquires (whether by purchase, merger, or otherwise) all or substantially all of the outstanding capital stock or assets of another corporation, or in the event of any reorganization or other transaction qualifying under Code Section 424, the Committee may, in accordance with the provisions of Code Section 424, substitute ISOs for ISOs previously granted under the plan of the acquired company provided (A) the excess of the aggregate Fair Market Value of the Shares subject to an ISO immediately after the substitution over the aggregate exercise price of such Shares is not more than the similar excess immediately before such substitution, and (B) the new ISO does not give additional benefits to the Participant, including any extension of the exercise period.
(vi) Notice of Disqualifying Dispositions. By executing an Award Agreement for ISOs, each Participant agrees to notify the Company in writing immediately after the Participant sells, transfers or otherwise disposes of any Shares acquired through exercise of the ISO, if such disposition occurs within the earlier of (A) two years of the Grant Date, or (B) one (1) year after the exercise of the ISO being exercised. Each Participant further agrees to provide any information about a disposition of Shares as may be requested by the Company from time to time.
(c) Method of Exercise. Each Option may be exercised, in whole or in part (provided, that the Company shall not be required to issue fractional Shares) at any time and from time to time prior to its expiration, but only pursuant to the terms of the applicable Award Agreement and subject to the times, circumstances, and conditions for exercise contained in the applicable Award Agreement. Exercise shall occur by delivery of both written notice of exercise to a designated Employee of the Company and payment of the full exercise price for the Shares being purchased. Unless otherwise specified in an Award Agreement, the exercise price of Options held by any Participant shall be satisfied through a net exercise by surrendering to the Company Shares otherwise receivable upon exercise of the Option having a Fair Market Value on the date of exercise equal to the aggregate exercise price of the Shares as to which the Option is being exercised.
The Company shall not deliver Shares pursuant to the exercise of an Option until the Company has received sufficient Shares (and/or funds to the extent otherwise permitted pursuant to any Award Agreement) to cover the full exercise price due and all applicable Withholding Taxes required by reason of such exercise.
Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Trustee or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or to continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

(d) Exercise of an Unvested Option. Unvested Options shall not be exercisable by the Participant.
(e) Termination of Continuous Service. The Committee may establish and set forth in the applicable Award Agreement or employment- related agreements the terms and conditions on which an Option shall remain exercisable, if at all, following termination of a Participant’s Continuous Service. The Committee may waive or modify these provisions at any time. To the extent that a Participant is not entitled to exercise an Option at the date of his or her termination of Continuous Service, or if the Participant (or other person entitled to exercise the Option) does not exercise the Option to the extent so entitled within the time specified in the Award Agreement, the relevant employment-related agreements or below (as applicable), the Option shall terminate, and the Shares underlying the unexercised portion of the Option shall revert to the Plan and become available for future Awards. In no event may any Option be exercised after the expiration of the Option term as set forth in the Award Agreement.
The following provisions shall apply to the extent an Award Agreement or an employment-related agreement does not specify the terms and conditions upon which an Option shall terminate when there is a termination of a Participant’s Continuous Service:

Reason for terminating Continuous Service	Option Termination Date

By the Company for Cause, or what would have been Cause if the Company had known all of the relevant facts.	Termination of the Participant’s Continuous Service, or when Cause first existed, if earlier.
Disability of the Participant.	Within six (6) months after termination of the Participant’s Continuous Service.
Retirement of the Participant.	Within six (6) months (three (3) months in the case of ISOs) after termination of the Participant’s Continuous Service.
Death of the Participant during Continuous Service or within ninety (90) days thereafter.	Within six (6) months after termination of the Participant’s Continuous Service.
Any other reason.	Within ninety (90) days after termination of the Participant’s Continuous Service.

If there is a Securities and Exchange Commission blackout period (or a Company-imposed blackout period) that prohibits the buying or selling of Shares during any part of the ten (10)-day period before the expiration of any Option based on the termination of a Participant’s Continuous Service (as described above), the period for exercising the Options shall be extended until ten (10) days beyond when such blackout period ends.
Notwithstanding any provision herein or within an Award Agreement, no Option shall ever be exercisable after the expiration date of its original term as set forth in the Award Agreement.
6.SARS.
(a) Grants. The Committee may grant SARs to Eligible Persons pursuant to Award Agreements setting forth terms and conditions that are not inconsistent with the Plan; provided that:
(i) the exercise price for the Shares subject to each SAR shall not be less than the Fair Market Value of the underlying Shares as of the Grant Date (unless the Award replaces a previously issued Option or SAR);
(ii) no SAR shall be exercisable for a term ending more than ten (10) years after its Grant Date; and
(iii) each SAR shall, except to the extent that an Award Agreement for an SAR (an “SAR Award Agreement”) provides otherwise, be subject to the provisions of Section 5(e) relating to the effect of a termination of Participant’s Continuous Service, with “SAR” being substituted for “Option.”
(b) Settlement. Subject to the Plan’s terms, a SAR shall entitle the Participant, upon exercise of the SAR, to receive Shares having a Fair Market Value on the date of exercise equal to the product of the number of

Shares as to which the SAR is being exercised, and the excess of (i) the Fair Market Value, on such date, of the Shares covered by the exercised SAR, over (ii) an exercise price designated in the SAR Award Agreement. Notwithstanding the foregoing, a SAR Award Agreement may limit the total settlement value that the Participant will be entitled to receive upon the SAR’s exercise, and may provide for settlement either in cash or in any combination of cash or Shares that the Committee may authorize pursuant to an Award Agreement. If, on the date on which a SAR or portion thereof is to expire, the Fair Market Value of the underlying Shares exceeds their aggregate exercise price of such SAR, then the SAR shall be deemed exercised, and the Participant shall within ten (10) days thereafter receive the Shares that would have been issued on such date if the Participant had affirmatively exercised the SAR on that date.
(c) SARs related to Options. The Committee may grant SARs either concurrently with the grant of an Option or with respect to an outstanding Option, in which case the SAR shall extend to all or a portion of the Shares covered by the related Option, and shall have an exercise price that is not less than the exercise price of the related Option. A SAR shall entitle the Participant who holds the related Option, upon exercise of the SAR and surrender of the related Option, or portion thereof, to the extent that the SAR and related Option each were previously unexercised, to receive payment of an amount determined pursuant to Section 6(b) above. Any SAR granted in tandem with an ISO will contain such terms as may be required to comply with the provisions of Code Section 422.
(d) Effect on Available Shares. All SARs that may be settled in Shares shall be counted in full against the number of Shares available for award under the Plan, regardless of the number of Shares actually issued upon settlement of the SARs.
7.Restricted Shares, RSUs, and Unrestricted Share Awards.
(a) Grant. The Committee may grant Restricted Share, RSU, or Unrestricted Share Awards to Eligible Persons, in all cases pursuant to Award Agreements setting forth terms and conditions that are not inconsistent with the Plan. The Committee shall establish as to each Restricted Share or RSU Award the number of Shares deliverable or subject to the Award (which number may be determined by a written formula), and the period or periods of time (the “Restriction Period”) at the end of which all or some restrictions specified in the Award Agreement shall lapse, and the Participant shall receive unrestricted Shares (and cash to the extent provided in the Award Agreement) in settlement of the Award. Such restrictions may include, without limitation, restrictions concerning dividend and voting rights and transferability, and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Committee, including, without limitation, criteria based on the Participant’s duration of employment, directorship or consultancy with the Company, individual, group, or divisional performance criteria, Company performance, or other criteria selection by the Committee. The Committee may make Restricted Share and RSU Awards with or without the requirement for payment of cash or other consideration. In addition, the Committee may grant Awards hereunder in the form of Unrestricted Shares which shall vest in full upon the Grant Date or such other date as the Committee may determine or which the Committee may issue pursuant to any program under which one or more Eligible Persons (selected by the Committee in its sole discretion) elect to pay for such Shares or to receive Unrestricted Shares in lieu of cash bonuses that would otherwise be paid.
(b) Vesting and Forfeiture. The Committee shall set forth, in an Award Agreement granting Restricted Shares or RSUs, the terms and conditions under which the Participant’s interest in the Restricted Shares or the Shares subject to RSUs will become vested and non-forfeitable. Except as set forth in the applicable Award Agreement or in employment-related agreements or as the Committee otherwise determines, upon termination of a Participant’s Continuous Service for any reason, the Participant shall forfeit his or her Restricted Shares and RSUs to the extent the Participant’s interest therein has not vested on or before such termination date; provided that if a Participant purchases Restricted Shares and forfeits them for any reason, the Company shall return the purchase price to the Participant to the extent either set forth in an Award Agreement or required by Applicable Laws.
(c) Account for Restricted Shares. Unless otherwise provided in an Award Agreement, the Company shall hold Restricted Shares in a book-entry restricted account until the restrictions on such Shares lapse, and the Participant shall provide the Company with appropriate stock powers endorsed in blank. The Participant’s failure to provide such stock powers within ten (10) days after receiving a written request from the Company therefor shall entitle the Committee to unilaterally declare a forfeiture of all or some of the Participant’s Restricted Shares.

(d) Section 83(b) Elections. A Participant may make an election under Code Section 83(b) (the “Section 83(b) Election”) with respect to Restricted Shares. A Participant who has received RSUs may, within ten (10) days after receiving the RSU Award, provide the Committee with a written notice of his or her desire to make Section 83(b) Election with respect to the Shares subject to such RSUs. The Committee may in its discretion convert the Participant’s RSUs into Restricted Shares, on a one- for-one basis, in full satisfaction of the Participant’s RSU Award. The Participant may then make a Section 83(b) Election with respect to those Restricted Shares; provided that the Participant’s Section 83(b) Election will be invalid if not filed with the Company and the appropriate U.S. tax authorities within 30 days after the Grant Date of the RSUs that are thereafter replaced by the Restricted Shares.
(e) Issuance of Shares upon Vesting. As soon as practicable after vesting of a Participant’s Restricted Shares (or of the right to receive Shares underlying RSUs), the Company shall deliver to the Participant, free from vesting restrictions, one Share for each surrendered and vested Restricted Share (or deliver one Share free of the vesting restriction for each vested RSU), unless an Award Agreement provides otherwise and subject to Section 10 regarding Withholding Taxes. No fractional Shares shall be distributed, and cash shall be paid in lieu thereof.
8.Performance Awards.
(a) Grant. The Committee is hereby authorized to grant Performance Awards to Participants. Performance Awards include arrangements under which the grant, issuance, retention, vesting and/or transferability of any Award are subject to Performance Criteria and such additional conditions or terms as the Committee may designate. Subject to the terms of the Plan and any applicable Award Agreement, a Performance Award granted under the Plan:
(i) may be denominated or payable in cash, Shares (including, without limitation, Restricted Shares), other securities, or other Awards; and
(ii) shall confer on the holder thereof rights valued as determined by the Committee and payable to, or exercisable by, the holder of the Performance Award, in whole or in part, on the achievement of such performance goals during such Performance Periods as the Committee shall establish.
(b) Amendment of Performance Criteria. After a Performance Award has been granted, the Committee may, if it determines appropriate, amend any Performance Criteria, at its sole and absolute discretion.
(c) Satisfaction of Performance Criteria. If, as a result of the applicable Performance Criteria being met, a Performance Award becomes vested and/or exercisable in respect of some, but not all of the number of Shares underlying such Award, which did not become vested and exercisable by the end of the Performance Period, such Performance Award shall thereupon lapse and cease to be exercisable in respect of the balance of the Shares which did not vest and/or become exercisable by the end of the Performance Period.
9.Dividend Equivalent Rights.
The Committee may grant Dividend Equivalent Rights to any Eligible Person, and may do so either pursuant to an Award Agreement that is independent of any other Award (other than an Option or SAR) or through a provision in another Award that Dividend Equivalent Rights attach to the Shares underlying the Award. For example, and without limitation, the Committee may grant a Dividend Equivalent Right in respect of each Share subject to a Restricted Share Award, RSU Award, or Performance Award.
(a) Nature of Right. Each Dividend Equivalent Right shall represent the right to receive amounts based on the dividends declared on Shares as of all dividend payment dates during the term of the Dividend Equivalent Right (as determined by the Committee). Unless otherwise determined by the Committee, a Dividend Equivalent Right shall expire upon termination of the Participant’s Continuous Service, provided that a Dividend Equivalent Right that is granted as part of another Award shall have a term and an expiration date that coincides with those of the related Award.
(b) Settlement. Unless otherwise provided in an Award Agreement, Dividend Equivalent Rights shall be paid out on the (i) record date for dividends if the Award occurs on a stand-alone basis, and (ii) vesting or later settlement date for another Award if the Dividend Equivalent Right is granted as part of it. Payment of all amounts determined in accordance with this Section shall be in Shares, with cash paid in lieu of fractional Shares, provided that the Committee may instead provide in an Award Agreement for cash settlement of all or part of the

Dividend Equivalent Rights. Only the Shares actually issued pursuant to Dividend Equivalent Rights shall count against the limits set forth in Section 3 above.
(c) Other Terms. The Committee may impose such other terms and conditions on the grant of a Dividend Equivalent Right as it deems appropriate in its discretion as reflected by the terms of the Award Agreement. The Committee may establish a program under which Dividend Equivalent Rights may be granted in conjunction with other Awards.
10.Taxes; Withholding.
(a) General Rule. Participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards, and neither the Company or any of its Affiliates, nor any of their respective employees, directors, or agents shall have any obligation to mitigate, indemnify, or otherwise hold any Participant harmless from any or all of such taxes. The Company’s obligation to deliver Shares (or to pay cash) to Participants pursuant to Awards is at all times subject to a Participant’s prior or coincident satisfaction of all required Withholding Taxes. Except to the extent otherwise either provided in an Award Agreement, the Company or any of its Affiliates shall satisfy Withholding Taxes:
(i) first by withholding and cancelling the Participant’s rights with respect to a number of Shares that (A) would otherwise have been delivered to the Participant pursuant to the Award, and (B) have an aggregate Fair Market Value (as of the date of withholding) equal to the Withholding Taxes;
(ii) second by withholding any cash otherwise payable to the Participant pursuant to the Award; and
(iii) finally, by withholding the cash otherwise payable to the Participant by the Company.
The number of Shares withheld and cancelled to pay a Participant’s Withholding Taxes shall not be rounded up to the nearest whole Share sufficient to satisfy such taxes. In such case, the Participant shall pay to the Company that amount of cash that is equal to the amount by which the Withholding Taxes exceed the Fair Market Value of such Shares as of the date of withholding.
(b) U.S. Code Section 409A. To the extent that the Committee determines that any Award granted under the Plan is subject to Code Section 409A, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Code Section 409A. To the extent applicable, the Plan and any Award Agreements shall be interpreted in accordance with Code Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate (i) to exempt the Award from Code Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) to comply with the requirements of Code Section 409A and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.
(c) Unfunded Tax Status. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Person pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give such Person any rights that are greater than those of a general creditor of the Company or any of its Affiliates, and a Participant’s rights under the Plan at all times constitute an unsecured claim against the general assets of the Company for the collection of benefits as they come due. Neither the Participant nor the Participant’s duly- authorized transferee or Beneficiaries shall have any claim against or rights in any specific assets, Shares, or other funds of the Company.
11.Non-Transferability of Awards.
(a) General. Except as set forth in this Section, or as otherwise approved by the Committee, Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. The designation of a death Beneficiary by a Participant will not constitute a transfer. An Award may be exercised during the lifetime of the holder of an Award only by such holder, by the duly-authorized legal representative of a holder who is Disabled, or by a transferee permitted by this Section.

(b) Limited Transferability Rights. The Committee may in its discretion provide in an Award Agreement that an Award in the form of a non-ISO, SAR, Restricted Shares, or Performance Shares may be transferred, on such terms and conditions as the Committee deems appropriate, either (i) by instrument to the Participant’s Immediate Family, (ii) by instrument to an inter vivos or testamentary trust (or other entity) in which the Award is to be passed to the Participant’s designated beneficiaries, or (iii) by gift to charitable institutions. Any transferee of the Participant’s rights shall succeed and be subject to all of the terms of the applicable Award Agreement and the Plan.
(c) Death. In the event of the death of a Participant, any outstanding Awards issued to the Participant shall automatically be transferred to the Participant’s Beneficiary (or, if no Beneficiary is designated or surviving, to the person or persons to whom the Participant’s rights under the Award pass by will or the laws of descent and distribution).
12.Change in Capital Structure; Change in Control; Etc.
(a) Changes in Capitalization. The Committee shall equitably adjust the number of Shares covered by each outstanding Award, and the number of Shares that have been authorized for issuance under the Plan but as to which no Awards have yet been granted or that have been returned to the Plan upon cancellation, forfeiture, or expiration of an Award, the maximum annual Share limit on Awards to any individual Participant, as well as the exercise or other price per Share covered by each such outstanding Award, to reflect any increase or decrease in the number of issued Shares resulting from a stock-split, reverse stock-split, stock dividend, combination, recapitalization or reclassification of the Shares, merger, consolidation, change in organization form, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company. In the event of any such transaction or event, the Committee may provide in substitution for any or all outstanding Awards such alternative consideration (including cash or securities of any surviving entity) as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all Awards so replaced. In any case, such substitution of cash or securities shall not require the consent of any person who is granted Awards pursuant to the Plan. Except as expressly provided herein, or in an Award Agreement, if the Company issues for consideration shares of stock of any class or securities convertible into shares of stock of any class, the issuance shall not affect, and no adjustment by reason thereof shall be required to be made with respect to the number or price of Shares subject to any Award.
(b) Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company other than as part of a Change of Control but subject to the terms of any Award Agreements or employment-related agreements between the Company or any of its Affiliates and any Participant, each Award will terminate immediately prior to the consummation of such dissolution or liquidation, subject to the ability of the Committee to exercise any discretion authorized in the case of a Change in Control.
(c) Change in Control. In the event of a Change in Control but subject to the terms of any Award Agreements or employment-related agreements between the Company or any of its Affiliates and any Participant, each outstanding Award shall be assumed, or a substantially equivalent award shall be substituted, by the surviving or successor company or a parent or subsidiary of such successor company (in each case, the “Successor Company”) upon consummation of the Change in Control. Notwithstanding the foregoing, instead of having outstanding Awards be assumed or replaced with equivalent awards by the Successor Company, the Committee may in its sole and absolute discretion and authority, without obtaining the approval or consent of the Company’s shareholders or any Participant with respect to his or her outstanding Awards, take one or more of the following actions (with respect to any or all of the Awards, and with discretion to differentiate between individual Participants and Awards for any reason):
(i) accelerate the vesting of Awards so that Awards shall vest (and, to the extent applicable, become exercisable) as to the Shares that otherwise would have been unvested and provide that repurchase rights of the Company with respect to Shares issued pursuant to an Award shall lapse as to the Shares subject to such repurchase right;
(ii) arrange or otherwise provide for the payment of cash or other consideration to Participants in exchange for the satisfaction and cancellation of all or some outstanding Awards (based on the Fair Market Value, as of the date of the Change in Control, of the Award being cancelled, based on any reasonable valuation method selected by the Committee, and with the Committee having full discretion to cancel either all Awards or only select Awards (such as only those that have vested on or before the Change in Control), provided, that no payment of cash or other consideration shall be made for Options that have an exercise price in excess of Fair Market Value;
(iii) terminate all or some Awards upon the consummation of the Change in Control, provided that the Committee shall provide for vesting of such Awards in full as of a date immediately prior to consummation of the Change in Control. To the extent that an Award is not exercised, settled, or cancelled prior to consummation of a transaction in which the Award is not being assumed or substituted, such Award shall terminate upon such consummation; and/or
(iv) make such other modifications, adjustments or amendments to outstanding Awards or this Plan as the Committee deems necessary or appropriate, subject to the terms set forth above and Section 17.
Notwithstanding the above and unless otherwise provided in an Award Agreement or in any employment-related agreement between the Company or any of its Affiliates and the Participant, in the event a Participant is Involuntarily Terminated on or within twelve (12) months (or any other period set forth in an Award Agreement) following a Change in Control, then any Award that is assumed or substituted pursuant to this Section above shall accelerate and become fully vested (and become exercisable in full in the case of Options and SARs), and any repurchase right applicable to any Shares underlying the Award shall lapse in full. The acceleration of vesting and lapse of repurchase rights provided for in the previous sentence shall occur immediately prior to the effective date of the Participant’s Involuntary Termination.
13.Recoupment of Awards.
Unless otherwise specifically provided in an Award Agreement, and to the extent permitted by Applicable Law, the Committee may in its sole and absolute discretion, without obtaining the approval or consent of the Company’s shareholders or of any Participant, require that any Participant reimburse the Company for all or any portion of any Awards granted under this Plan (“Reimbursement”), or the Committee may require the termination of any outstanding, unexercised, unexpired Awards (“Termination”), or rescission of any exercise, payment, or delivery pursuant to the Award (“Rescission”), or the recapture of any Shares (“Recapture”), if and to the extent:
(a) the granting, vesting, or payment of such Award was predicated upon the achievement of certain financial results that were subsequently the subject of a material financial restatement;
(b) in the Committee’s view, the Participant either benefited from a calculation that later proved to be materially inaccurate, or engaged in fraud or misconduct that caused or partially caused the need for a material financial restatement by the Company or any Affiliate; and lower granting, vesting, or payment of such Award would have occurred based upon the conduct described in clause (a) of this Section.
In each instance, the Committee shall, to the extent practicable and allowable under Applicable Laws, require Reimbursement, Termination, or Rescission of, or Recapture relating to, any such Award granted to a Participant; provided that the Company will not seek Reimbursement, Termination, or Rescission of, or Recapture relating to, any such Awards that were paid or vested more than three (3) years prior to the first date of the applicable restatement period. Notwithstanding any other provision of the Plan, all Awards shall be subject to Reimbursement, Termination, Rescission, and/or Recapture to the extent required by Applicable Law, including but not limited to Section 10D of the Exchange Act. In addition, without limiting anything in this Section 13, all Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired Shares or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.
14.Relationship to other Benefits.
No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any of its Affiliates except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.
15.Administration of the Plan.
The Committee shall administer the Plan in accordance with its terms, provided that the Board may act in lieu of the Committee on any matter. The Committee shall hold meetings at such times and places as it may determine from time to time and may prescribe, amend, and rescind such rules, regulations, and procedures for the conduct of its business as it deems advisable. In the absence of a duly appointed Committee, the Board shall function as the Committee for all purposes of the Plan.
(a) Committee Composition. The Board shall appoint the members of the Committee. The Board may at any time appoint additional members to the Committee, remove and replace members of the Committee with or without Cause, and fill vacancies on the Committee however caused.
(b) Powers of the Committee. Subject to the provisions of the Plan, the Committee shall have the authority, in its sole discretion:
(i) to grant Awards and to determine Eligible Persons to whom Awards shall be granted from time to time and the number of Shares, units, or dollars to be covered by each Award;
(ii) to determine, from time to time, the Fair Market Value of Shares;
(iii) to determine, and to set forth in Award Agreements, the terms and conditions of all Awards, including, but not limited to, any applicable exercise or purchase price, the installments and conditions under which an Award shall become vested (which may be based on performance), terminated, expired, cancelled, or replaced, and the circumstances for vesting acceleration or waiver of forfeiture restrictions, and other restrictions and limitations;
(iv) to approve the forms of Award Agreements and all other documents, notices, and certificates in connection therewith which need not be identical either as to type of Award or among Participants;
(v) to construe and interpret the terms of the Plan and any Award Agreement, to determine the meaning of their terms, and to prescribe, amend, and rescind rules and procedures relating to the Plan and its administration;
(vi) to the extent consistent with the purposes of the Plan and without amending the Plan, to modify, to cancel, or to waive the Company’s rights with respect to any Awards, to adjust or to modify Award Agreements for changes in Applicable Law, and to recognize differences in foreign law, tax policies, or customs;
(vii) to require, as a condition precedent to the grant, vesting, exercise, settlement, and/or issuance of Shares pursuant to any Award, that a Participant agree to execute a general release of claims (in any form that the Committee may require, in its sole discretion, which form may include any other provisions (e.g. confidentiality and restrictions on competition) that are found in general claims release agreements that the Company utilizes or expects to utilize);
(viii) in the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting, settlement, or exercise of an Award, such as a system using an internet website or interactive voice response, to implement paperless documentation, granting, settlement, or exercise of Awards by a Participant, may be permitted through the use of such an automated system; and
(ix) to make all interpretations and to take all other actions that the Committee may consider necessary or advisable to administer the Plan or to effectuate its purposes.
Subject to Applicable Law and the restrictions set forth in the Plan, the Committee may delegate administrative functions to individuals who are Trustees or Employees.
(c) Local Law Adjustments and Sub-Plans. To facilitate the making of any grant of an Award under this Plan, the Committee may adopt rules and provide for such special terms for Awards to Participants who are (i) located within the United States, (ii) foreign nationals, or (iii) employed by the Company or any of its Affiliates outside of the United States of America as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom. Without limiting the foregoing, the Company is specifically authorized to adopt rules and procedures regarding local currency conversion, taxes, withholding procedures, and handling of stock certificates, which vary with the customs and requirements of particular countries. The Company may adopt sub-plans and establish escrow accounts and trusts, and settle Awards in cash in lieu of shares, as may be appropriate, required or applicable to particular locations and countries.
(d) Action by Committee. Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by an officer or other employee of the Company or any of its Affiliates, the Company’s independent certified public accounts, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.
(e) Deference to Committee Determinations. The Committee shall have the discretion to interpret or construe ambiguous, unclear, or implied (but omitted) terms in any fashion it deems to be appropriate in its sole discretion, and to make any findings of fact needed in the administration of the Plan or Award Agreements. The Committee’s prior exercise of its discretionary authority shall not obligate it to exercise its authority in a like fashion thereafter. The Committee’s interpretation and construction of any provision of the Plan or of any Award or Award Agreement, and all determinations that the Committee makes pursuant to the Plan, shall be final, binding, and conclusive. The validity of any such interpretation, construction, decision or finding of fact shall not be given de novo review if challenged in court, by arbitration, or in any other forum, and shall be upheld unless clearly made in bad faith or materially affected by fraud.
(f) No Liability; Indemnification. Neither the Board nor any Trustee or Committee member, nor any Person acting at the direction of the Board or the Committee, shall be liable for any act, omission, interpretation, construction, or determination made in good faith with respect to the Plan, any Award, or any Award Agreement. The Company and its Affiliates shall pay or reimburse any Committee member, Trustee, Employee, or Consultant who in good faith takes action on behalf of the Plan for all expenses incurred with respect to the Plan, and to the full extent allowable under Applicable Law shall indemnify each and every one of them for any claims, liabilities, and costs (including reasonable attorney’s fees) arising out of their good faith performance of duties on behalf of the Plan. The Company and its Affiliates may, but shall not be required to, obtain liability insurance for this purpose.
(g) Claims Limitations Period. Any Participant who believes he or she is being denied any benefit or right under this Plan or under any Award may file a written claim with the Committee. Any claim must be delivered to the Committee within sixty (60) days of the specific event giving rise to the claim. Untimely claims will not be processed and shall be deemed denied. The Committee will notify the Participant of its decision in writing as soon as administratively practicable. Claims not responded to by the Committee in writing within 120 days of the date the written claim is delivered to the Committee shall be deemed denied. The Committee’s decision, including any deemed denial, is final, binding and conclusive on all persons. No lawsuit relating to this Plan may be filed before a written claim is filed with the Committee and is denied or deemed denied, and any permitted lawsuit must be filed within one year of such denial or deemed denial or be forever barred.
(h) Expenses. The expenses of administering the Plan shall be borne jointly and severally by the Company and its Affiliates.
16.Time of Granting Awards.
The date of grant (“Grant Date”) of an Award shall be the date on which the Committee makes the determination granting such Award or such other date as is determined by the Committee, provided that in the case of an ISO, the Grant Date shall be the later of the date on which the Committee makes the determination granting such ISO or the date of commencement of the Participant’s employment relationship with the Company; and, provide further, that the grant date under generally accepted accounting principles as consistently applied by the Company may be different than the Grant Date hereunder.

17.Modification of Awards and Substitution of Options.
Within the limitations of the Plan, the Committee may modify an Award to accelerate the rate at which an Option or SAR may be exercised, to accelerate the vesting of any Award, to extend or renew outstanding Awards, to accept the cancellation of outstanding Awards to the extent not previously exercised, or to make any change that the Plan would permit for a new Award. However, except as approved by the Company’s shareholders for any period during which it is subject to the reporting requirements of the Exchange Act, any amendment to this Plan or any Award Agreement that results in the repricing of an Option or SAR issued under this Plan shall not be effective without prior approval of the shareholders of the Company. For this purpose, repricing includes a reduction in the exercise price of an Option or SAR or the cancellation of an Option or SAR in exchange for cash, Options, or SARs with an exercise price less than the exercise price of the cancelled Option or SAR, other awards under this Plan, or any other consideration provided by the Company. Notwithstanding the foregoing in this Section 17, and except as provided in Section 13, no modification of an outstanding Award may materially and adversely affect a Participant’s rights thereunder unless either (i) the Participant provides written consent to the modification, or (ii) before a Change in Control, the Committee determines in good faith that the modification is not materially adverse to the Participant.
18.Plan Amendment and Termination.
The Committee may amend or terminate the Plan as it shall deem advisable; provided that no change shall be made that increases the total number of Shares reserved for issuance pursuant to Awards (except pursuant to Section 12 above) unless such change is authorized by the shareholders of the Company. A termination or amendment of the Plan shall not materially and adversely affect a Participant’s vested rights under an Award previously granted to him or her, unless the Participant consents in writing to such termination or amendment. Notwithstanding the foregoing, the Committee may amend the Plan to comply with changes in tax, securities laws or regulations, or U.S. generally accepted accounting principles, or in the interpretation thereof.
19.Term of Plan.
If not sooner terminated by the Board, this Plan shall terminate at the close of business on the date ten (10) years after the earlier of the date on which the Board approved the Plan and the Effective Date of the Plan as determined under Section 1(b) above. No Awards shall be made under the Plan after its termination.
20. Governing Law.
The terms of this Plan shall be governed by the laws of the State of Maryland, within the United States of America, without regard to the State’s conflict of laws rules.
21.Laws and Regulations.
(a) General Rules. This Plan, the granting of Awards, the exercise of Options and SARs, and the obligations of the Company hereunder (including those to pay cash or to deliver, sell, or accept the surrender of any of its Shares or other securities) shall be subject to all Applicable Law. In the event that any Shares are not registered under any Applicable Law prior to the required delivery of them pursuant to Awards, the Company may require, as a condition to their issuance or delivery, that the persons to whom the Shares are to be issued or delivered make any written representations and warranties (such as that such Shares are being acquired by the Participant for investment for the Participant’s own account and not with a view to, for resale in connection with, or with an intent of participating directly or indirectly in, any distribution of such Shares) that the Committee may reasonably require, and the Committee may in its sole discretion include a legend to such effect on the certificates representing any Shares issued or delivered pursuant to the Plan.
(b) Black-out Periods. Notwithstanding any contrary terms within the Plan or any Award Agreement, the Committee shall have the absolute discretion to impose a “blackout” period on the exercise of any Option or SAR, as well as the settlement of any Award, with respect to any or all Participants (including those whose Continuous Service has ended) to the extent that the Committee determines that doing so is either desirable or required in order to comply with applicable securities laws.
(c) Severability; Blue Pencil. In the event that any one or more of the provisions of this Plan shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. If, in the opinion of any court of competent jurisdiction such covenants are not reasonable in any respect, such court shall have the right, power and authority to excise or modify such provision or provisions of these covenants as to the court shall appear not reasonable and to enforce the remainder of these covenants as so amended.
22.No Shareholder Rights.
Neither any Participant nor any transferee or Beneficiary of a Participant shall have any rights as a shareholder of the Company with respect to any Shares underlying any Award until the date of issuance of a share (by certificate or book-entry) to such Participant, transferee, or Beneficiary for such Shares in accordance with the Company’s governing instruments and Applicable Law. Prior to the issuance of Shares or Restricted Shares pursuant to an Award, a Participant shall not have the right to vote or to receive dividends or any other rights as a shareholder with respect to the Shares underlying the Award (unless otherwise provided in the Award Agreement for Restricted Shares), notwithstanding its exercise in the case of Options and SARs. No adjustment will be made for a dividend or other right that is determined based on a record date prior to the date the stock certificate is issued, except as otherwise specifically provided for in this Plan or an Award Agreement.
23.No Employment Rights.
The Plan shall not confer upon any Participant any right to continue an employment, service or consulting relationship with the Company, nor shall it affect in any way a Participant’s right or the Company’s right to terminate the Participant’s employment, service, or consulting relationship at any time, with or without Cause.
24.Data Privacy.
As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 24 by and among, as applicable, the Company and its Affiliates for the purpose of implementing, administering, and managing this Plan and Awards and the Participant’s participation in this Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant’s name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the “Data”). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of this Plan and Awards and the Participant’s participation in this Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of this Plan and Awards and the Participant’s participation in this Plan. Recipients of the Data may be located in the Participant’s country or elsewhere, and the Participant’s country and any given recipient’s country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of this Plan and Awards and the Participant’s participation in this Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage this Plan and Awards and the Participant’s participation in this Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting the Participant’s local human resources representative. The Company may cancel the Participant’s eligibility to participate in this Plan, and in the Committee’s sole and absolute discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.